Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 7, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Todd K. Schiffman
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Collabrium Japan Acquisition Corporation
Amendment No. 1 to Confidential Draft Registration Statement on Form F-1
Submitted June 28, 2012
CIK No. 0001548281

Dear Mr. Schiffman:

On behalf of Collabrium Japan Acquisition Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated July 13, 2012, relating to the above-captioned Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 (“Registration Statement”).  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Summary

General, page 2

1.
We refer to your response to prior comment 8. Please revise the third sentence of the last paragraph on page 2 to state clearly that you may consummate a business combination and be less than the majority shareholder as a result. Please also consider making revisions throughout the prospectus, where appropriate, to clarify this. For example, consider revising the discussion at the bottom of page 9, the third paragraph on page 60 and consider including an additional risk factor.

Securities and Exchange Commission

September 7, 2012

We have revised the disclosure throughout the Registration Statement to clarify that the Company may consummate a business combination and become less than the majority shareholder as a result.

Proceeds to be held in trust account, page 8

2.
We note your response to prior comment 11 and the changes made to your disclosure on page 10. However, since NASDAQ rules prohibit the proposed purchase of up to 15% of the shares in the open market, please remove all references, throughout the entire document, to the proposed purchase plan in the open market.

We have removed references to the proposed purchase plan as requested.

Additional conditions to consummating our initial business combination, page 9

3.
We refer to prior comment 13. Where you have revised your prospectus to state “(after taking into account any repurchases of shares that we may be permitted to effectuate as described elsewhere in this prospectus),” clarify the repurchases to which you refer as being “described elsewhere in this prospectus.”

In the above-statement, references to repurchases were to the proposed plan to purchase up to 15% of our shares in the open market.  However, this statement has been removed throughout the document in accordance with our response to comment 2 above.  Accordingly, we respectfully believe that this comment is no longer applicable.

Permitted purchases of public shares ..., page 10

4.
We refer to prior comment 14, and reissue that comment. While we note your revision to this section, please provide brief examples of the types of third-party financing you would consider, as requested in prior comment 14.

We have removed all references to the proposed purchase plan as noted under the response to comment 2 above, which removal includes the section to which this comment 4 refers.  Accordingly, we respectfully believe that this comment is no longer applicable.

5.
We disagree with your conclusion, in response to prior comment 15, that a purchase of up to 15% of your common stock could never be a tender offer. We continue to believe that, depending on the circumstances surrounding your purchases, you could be engaged in a tender offer (subject to Rule 13e-4 and Regulation 14E) in effecting these potential purchases. Thus, please revise your disclosure to state that you will comply with Rule 13E-4 and Regulation 14E in effecting these purchases to the extent they constitute a tender offer.

Securities and Exchange Commission

September 7, 2012

As discussed in response to comment 2 herein, we have removed all references to the proposed plan to purchase up to 15% of the Company’s ordinary shares prior to the consummation of its initial business combination.  Accordingly, we believe the requested disclosure is no longer necessary.  We therefore have not revised the disclosure in the Registration Statement in response to this comment.

Redemption of public shares and distribution and liquidation if no initial business combination, page 15

6.	We refer to prior comment 22, and note your revision to page 16. Revise pages 25 and 67, as well.

We have revised the above-referenced pages of the Registration Statement as requested.

Risk Factors

If third parties bring claims against us, the proceeds held in the trust account could be reduced  ..., page 24

7.	We refer to prior comment 26. Please revise this risk factor to disclose that the obligation is/will be memorialized in a letter agreement with each of Messrs. Fusa and Williams.

We have revised the above-referenced risk factor as requested.

Our memorandum and articles of association ..., page 34

8.
We refer to prior comment 18 and reissue that comment, in part. Revise this new risk factor to list the material provisions of your memorandum and articles of association that may be unilaterally amended by your directors.

We have revised the disclosure in the above-referenced risk factor as requested.

Exhibit Index, page II-2

9.
We refer to prior comment 34 and reissue that comment. To the extent your next amendment does not include all of your exhibits, please provide draft copies of, among other exhibits, your legality opinion, for our review.

We have included with the Registration Statement the majority of exhibits, including the legality opinions, as requested. The remaining exhibits will be filed as soon as possible.

Securities and Exchange Commission

September 7, 2012

*   *   *   *   *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:           Mr. Koji Fusa